January 31, 2018
Security Exchange Commission
Washington D.C., 20549

Re.            Ecolocap Solutions Inc
Form 10 K/A for the year ended December 31, 2016
Filed November 16, 2017
Form 8-K Dated December 5, 2016
Filed December 6, 2017
File No. 0-51213

SiSi Cheng, Division of Corporation Finance;
John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Please find response to comments from SEC Comment Letter dated December 12, 2017.

Comment # 1, General:
The Company has filed all delinquent reports.
Comment # 2, Cover page:
The Company has revised the cover page to correctly state the aggregate market value of the common stock held by non-affiliates.
Comment # 3, Item 9A- Controls and Procedures:
The Company has amended Item 9A- Controls and Procedures, to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2016.
Comment # 4, Item 9A - Controls and Procedures:
The Company has amended Item 9A - Controls and Procedures, to identify the COSO framework management used in performing their assessment of internal control over financial reporting.
Comment # 5, Form 8-K, Dated December 5, 2017:
The Company has properly identified the item number of the form 8-K dated December 5, 2017 as Item 4.01.
The comments issued on December 12, 2017 have been resolved as of January 22, 2018.The Company has filed Form 10K/A - 4 and Form 8K/A on January 22, 2018 to reflect the modifications.
Regards

MICHEL ST-PIERRE
Michel St-Pierre CFO
Ecolocap Solutions